Exhibit 99.1

Vancouver, Canada – January 22, 2009 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: NYSE Alternext) (“Endeavour” or the “Company”) hereby provides notice of the proposed private placement of its CA$8 million 10% Subordinated Unsecured Convertible Redeemable Debentures due 2014.

The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Offering:	Up to 8,000 debentures (the “Debentures”) at CA$1,000 per Debenture

Oversubscription Right:	Up to 4,000 Debentures at CA$1,000 per Debenture

Closing Date:	On or before February 20, 2008

Maturity Date:	Five year anniversary of the Closing Date

Interest Rate:	10% per annum payable quarterly in arrears

Conversion Right:	At any time after the closing date and prior to the maturity date, each debenture may be converted by the holder at a conversion price of CA$ 1.90 into one unit of the company consisting of approximately 526 (five hundred and twenty-six) of the company’s common shares, no par value per share
(“common shares”) and approximately 263 (two hundred and sixty-three)
common share purchase warrants. Each share purchase warrant will entitle the holder to purchase one common Share prior to the maturity date at an exercise price of CA$2.05.

Redemption Right:	At any time after 18 months following the Closing Date and prior to the
Maturity Date, each Debenture can be redeemed by the Company for cash under certain circumstances.

Ranking:	The Debentures will be subordinated in right of payment of principal and interest to all senior secured debt of the Company and will be pari passu with any other unsecured debt.

Security:	The Debentures will be unsecured.

Use of Proceeds:	The net proceeds will be used to acquire mining equipment, develop underground access to mineralized zones and upgrade certain plant circuits at the Company’s Guanacevi and Guanajuato mines in Mexico, and for general corporate purposes.

Bradford Cooke, Chairman and CEO, commented, “Now that the market sentiment for precious metals is starting to turn positive once again, we felt it important to raise the financing needed for Endeavour’s proposed mine expansion program in Mexico this year. This private placement financing represents a win-win transaction for both Endeavour and for the investors. From Endeavour’s point of view, it is an opportunity to place convertible redeemable unsecured debt with a conversion price at a healthy premium to the current share price. From the investors’ point of view, they will get paid 10% per year and have the right to convert the debentures into units at a fixed price in Canadian dollars for five years.”

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE-AlterNext, EJD: DB-Frankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato State, should help propel Endeavour into the ranks of mid-tier primary silver producers.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

SECURITIES LAW COMPLIANCE

Nothing contained herein shall constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction in which such offer or sale is not permitted.  This notice is made pursuant to Rule 135c promulgated under the Securities Act of 1933, as amended.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding the terms and anticipated closing of a private placement, future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include failure to complete the proposed private placement on favorable terms, or at all, fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable securities legislation. The completion of the Offering is subject to approval of the TSX, execution of a definitive agency agreement and satisfaction other customary closing conditions.